Exhibit 99.1

Patni Computer Systems Ltd. Akruti, MIDC Cross Road No: 21 Andheri (E) Mumbai - 400 093 India TEL: +91 22 66930500 FAX: +91 22 66930211 www.patni.com

10th April, 2008

Mr. Loek van den Boog

Amsteldijk Zuid 79b

1184 VE Amstelveen

The Netherlands

Dear Mr. Boog:

On behalf of Patni Computer Systems Ltd. (the “Company”) and its Board of Directors (the “Board”), I am pleased to offer you the position of an Executive Director of the Company on the terms set forth below.

Position. Your employment with the Company will commence not later than May 15, 2008 (the “Commencement Date”) and will end on March 31, 2013 (the “End Date”) unless extended by the Board with your consent. You will be an Executive Director of the Company reporting to the Board, and shall perform the duties and responsibilities as the Board may designate from time to time. Your primary office will be located at the Company’s headquarters in Mumbai and at such at the Company’s offices as the Board may decide from time to time; provided, however, in the performance of your duties and responsibilities, you will be expected to travel as needed in connection with the Company’s businesses. You agree to devote your professional time, attention and efforts to the performance of your duties assigned to you by the Board and shall not render services to any other business without the prior written approval of the Board. The Company is aware of your assignments outside the Company as listed in Appendix IV. It is agreed and understood that you will suspend the services under those assignments except for some duties of formal nature from time to time. You agree to be bound by the policies and procedures of the Company now or hereafter in effect relating to the conduct of employees.

REGISTERED OFFICE: S-1A, Irani Market Compound, Yerawada, Pune - 411 006, India TEL: +91 20 26693457 FAX: +91 20 26693859

Duties and Responsibilities:

Full accountability for the strategic, operational and financial results of the Company and in terms of specifics, you will carry out full responsibility as detailed in Appendix-I.

1.                             Key Relationships: Direct Reporting to the Board; Direct Reports: All functional heads including COO, Business development / Sales, CFO, CMO, CTO, etc.

Cash Compensation.

(a)                Salary. As from the Commencement Date, your starting annual consolidated salary will be the Indian Rupee equivalent of $ 1,250,000 per annum (as on the date hereof) and which will be, payable monthly in accordance with the Company’s standard payroll procedures. Salary payments, cash bonus payments and any cash Severance payments will be subject to all applicable payroll withholding taxes. .

(b)               Sign-on Bonus. You will receive a sign-on bonus being the Indian Rupee equivalent of $ 150,000 (as on the date hereof), within fourteen days following the Commencement Date.

2.                            Equity Compensation.                                 On the Commencement Date, you will be granted the following equity linked compensation package:

Restricted Stock Units. Subject to SEBI ESOP Guidelines, 1999, the Patni ESOP Plan and approval of the Compensation and Remuneration Committee, you will be granted 96,000 Equity linked - Restricted Stock Units (“RSUs”) under the Patni ESOP Plan 2003 (revised 2006) at a purchase price equal to the par value per share of the Company’s common stock. These RSUs will vest annually over a period of four years in equal installments of 25% every year from the grant date. The Compensation and Remuneration Committee may, in its absolute discretion, vest in you all the unvested RSUs after the expiry of twelve months from the grant date and may allow you to exercise both vested and unvested RSUs at any time after expiry of twelve months from the grant date.

3.                             Other Benefits; Expenses.

•             You will be entitled to 30 (thirty) calendar days of privilege leave per completed year of service.

•             You will be entitled to sick leave on an “as needed” basis as per the Company’s policy applicable to other employees of the company. The Company will provide you with a Personal Accident and Medical Insurance in accordance with the Company’s rules and policy. You will be provided with a car, fuel and a driver in Mumbai, in accordance with the Company’s rules and policy. All maintenance costs and fuel, road tax and insurance as well as the costs of employing a personal driver will be borne by the Company.

•             In so far as you may be required to travel for business all reasonable travel and accommodation costs arising will be borne by the Company, in accordance with the Company’s rules and policy.

•             If any costs or expenses are incurred by you in the course of travel required by virtue of your position, the Company will reimburse such costs and expenses on receipt of relevant and complete vouchers, in accordance with the Company’s rules and policy.

•             All travel and accommodation required by you will be in accordance with the Company’s rules and policy.

•             The Company shall reimburse to you all necessary disbursements made or expenses incurred by you on behalf of the Company, which disbursements are reasonably incurred to enable you to perform your duties. on receipt of relevant and complete vouchers in accordance with the Company’s rules and policies.

•             The Company shall reimburse you for your current Medical and life insurance coverage costs.

4.                             Employment and Termination other than for Cause. Your services are terminable with 3 (three) months notice on either side. However, the Company may at its discretion choose to terminate your services earlier. Upon termination of your employment for any reason, you shall be entitled to receive any compensation earned and reimbursements due through the effective date of termination. Except as provided in this Section 4, however, you shall have no right to receive, and the Company shall have no obligation to pay, any additional amount in connection with the termination of your employment for any reason. You shall be entitled to compensation in the manner described below in the event your employment is terminated for the following reasons:

(a)                         Termination other than for Cause. In the event that your employment with the Company is terminated at any time by the Company for any reason other than for Cause before March 31, 2013 , you will be entitled to (i) receive 100% of your monthly salary for the period of three months. There will be no other obligation on the Company to make any severance payment over and above your monthly salary during the notice period. (ii) subject to the SEBI ESOP Guidelines, 1999 and Patni ESOP Plan 2003 (Revised 2006) and approval of the Compensation and Remuneration Committee, full accelerated vesting of the RSUs as stipulated in (2) above. (See definition of “Cause” in Appendix III.)

5.                                            Confidential Information; Nondisclosure. You agree to comply with the obligations of the Company’s “Undertaking by the Employee and Intellectual Property Rights and Data Protection Agreement” during and after your employment with the Company, including the confidentiality and non-solicitation covenants contained therein.

6.                                            You are aware that the Company strictly prohibits its employees from unlawfully using Confidential or Proprietary information belonging to any other person or entity (including all former employers). By signing the enclosed copy of this letter you agree not to disclose or use or induce any of its employees to disclose or use any trade secrets or confidential or proprietary information belonging to any of your former employers or other parties and further agree and confirm that you are not subject to any express or implied contractual obligations including but not limited to non-competition agreements to any of your former employers under any agreements or understandings whether oral or written.

7.                                            Indemnification Agreement. Effective upon the Commencement Date, the Company will enter into its standard form of indemnification agreement with you providing you with indemnification for your acts as a corporate officer.

8.                                            Miscellaneous.

(a)                                  The age of retirement will be 60 years.

(b)                                 Your appointment as an Executive Director of the Company is subject to certain corporate and government approvals, consents and procedures being entailed including approval of the shareholders of the Company at the Annual General Meeting of the Company. If, however, such approvals and consents are not forthcoming, you will not be entitled to any damages or compensation from the Company.

(c)                                  This letter Agreement is personal to you and therefore you may not assign any of your rights and responsibilities hereunder.

(d)                                 This letter Agreement shall inure to the benefit of and be binding upon (a) the Company and any of its successors, and (b) you. Any successor to the Company shall be deemed substituted for the Company under the terms of this agreement for all purposes.

(e)                                  This letter Agreement may not be amended or modified other than by a written agreement designated as an amendment and executed by you and the Company following approval of the Board.

(f)                                    If any provisions of this letter Agreement are held invalid, the invalidity shall not affect other provisions of this letter Agreement that can be given effect to without the invalid provisions and to this end the provisions of this letter Agreement are declared to be severable.

(g)                                 This letter Agreement (together with the Employee Undertaking, Intellectual Property Rights & Data Protection Agreement and the agreements covering the RSU awards) represents the entire agreement between you and the Company with respect to the matters referred to herein, and supersedes and replaces all prior discussions, negotiations and agreements whether written or oral.

(h)                                 This letter Agreement may be executed in counterparts, each of which shall be an original, with same effect as if the signatures hereto were on the same instrument.

(i)                                     This letter Agreement constitutes the sole record of the agreement between the Company and you in regard to the subject matter thereof.

(j)                                     No indulgence which the Company may grant to you shall constitute a waiver of the rights of the Company, who shall not be thereby precluded from exercising any rights against you which may have arisen in the past or which may arise in the future.

(k)                                  This letter Agreement shall be executed in two counterparts, each of which shall be deemed an original, and that each of the Company or you shall be entitled to one original of this Agreement.

(l)                                     This letter Agreement shall be executed in the English language.

(m)                               This letter Agreement shall be governed by the laws of India and for the Company’s benefit, the High Court of Bombay shall have jurisdiction to settle any dispute which may arise from or in connection with it and accordingly, any legal action or proceedings arising out of this Agreement (“Proceedings”) may be bought in that court and you irrevocably submit to the jurisdiction of that court. This Clause 8(m) is for the benefit of the Company only and does not prevent the Company from taking proceedings against you in any other Courts of any competent jurisdiction or concurrently in more than one jurisdiction.

(n)                                 Notwithstanding anything stated in this letter Agreement, any and all of the obligations of the Company as stipulated in this letter Agreement, shall be subject to compliance with all applicable laws, regulations, approvals and consents including those of the Republic of India.

9.                                                 Employment Conditions. This letter Agreement sets forth all of the material terms and conditions of your employment with the company and is subject to the following conditions.

1)              acceptance of this written offer no later than May 15, 2008 . Such acceptance shall be signified by returning a signed copy of this letter to the Chairman’s attention via fax or email; and

2)              execution of the Company’s standard “Undertaking of the Employee and Intellectual Property Rights and Data Protection Agreement” as listed in Appendix II and any other writings as the Company may require.

10.                                           You are requested to examine the terms and conditions of employment contained in this letter Agreement. If the said terms and conditions are unconditionally acceptable to you, you may endorse your acceptance on the date herein below. You may seek appropriate legal advice if you so desire prior to acceptance of these conditions of employment. Upon executing this Agreement, you will not seek to dispute, deny or contest any or all of the provisions as stipulated herein for any cause or reason whatsoever.

The Board is enthusiastic about the leadership we believe you can bring to Patni Computer Systems Ltd.

Please indicate your acceptance of this offer by signing the bottom portion of this letter and returning a copy to me along with the signed copy of the Undertaking.

Sincerely,

Narendra Kumar Patni
Chairman & CEO

ACCEPTED:		29-APRIL-2008

	Loek van den Boog	Date

Appendix - I

•                  Set the strategic direction and vision for the company, work with the senior management team and Board of Directors to develop Patni’s growth strategy and create a multi-year business roadmap to profitably take the business into the next phase of growth — scale and lead the organization as it grows to a size substantially beyond where it is today.

•                  Identify and unlock strategic opportunities across the business sectors and geographies, redefining some businesses if necessary to compete, create and build value. This would include identifying and leveraging organic and inorganic growth opportunities.

•                  Achieve the business plan objectives as discussed with and approved by the Board.

•                  Review and refine “go to market” strategies particularly in new geographies; penetrate and expand relationships in existing key accounts / customer relationships and develop new customer relationships in the targeted industry verticals to ensure maximum advantage in the marketplace and the greatest possible return on investment for shareholders.

•                  Build strong delivery capability ensuring continued improvement of operational excellence and cost competitiveness.

•                  Refine Patni’s operational processes including decision-making and organizational design to reduce complexity, increase speed, improve accountability and efficiency, all of which should benefit growth and the bottom line;

•                  Provide strong yet sensitive high caliber leadership within the organisation. Develop and mentor direct reports and other fast trackers to create ‘bench strength’ and attract outstanding new talent to Patni

•                  Act as one of the key “public faces” for the company/industry category and articulate Patni’s vision into a clear strategy in the market.

•                  To ensure that all financial and regulatory disclosures are made in an accurate and timely manner, and that the Company complies with all applicable laws, rules and regulations.

•                  To perform such other duties and activities as the Board may from time to time designate including assisting the Board in the CEO search process.

•                  Fulfill your responsibilities in a professional manner and represent the Company with clients, business partners, at industry forums, in government negotiations and with the media in a proper and lawful manner consistent with the Company’s standing as a listed Company

•                  Advise the Board / Chairman on all matters pertaining to the Company’s operations and on improving its global presence.

•                  You shall observe and comply with all the resolutions, regulations and/or directions as may from time to time be made or given by the Board. You will further observe and follow all statutory laws, notifications, rules and regulations that are applicable and will keep yourself informed of these matters.

•                  You agree that the Board shall be entitled to redefine and modify your responsibilities.

Appendix II: Undertaking of the Employee and Intellectual Property Rights and Data Protection Agreement

Appendix III:

Definition:

“Cause” means any of the following conduct by you: (i) embezzlement, misappropriation of corporate funds, or other material acts of dishonesty; (ii)commission or conviction of any felony, or of any misdemeanor or involving moral turpitude, or entry of a plea of guilty or nolo contendere to any felony or misdemeanor; (iii) engagement in any activity that you know or should know could harm the business or reputation of the Company; (iv) material failure to adhere to the Company’s corporate codes, policies or procedures; (v) you willfully and continually failed to substantially perform your duties after having received written notice specifying such failure, an opportunity to meet with the Company’s Board of Directors to discuss failures and reasonable opportunity to cure such failure. (vi) a breach of any material provision of this Agreement if the breach is not cured to the Company’s satisfaction within a reasonable period after the Company provides you with notice ; or (vii) violation of any statutory, contractual or common law duty or obligation to the Company including without limitation the duty of loyalty.

Appendix IV

List of current assignments

•                  GlobalCollect Bidco B.V., The Netherlands, Chairman of the Supervisory Board

•                  Human Inference Superholdco B.V., The Netherlands, Chairman of the Supervisory Board

•                  Purple Labs S.A., France, member of the Supervisory Board

•                  Conclusion B.V., The Netherlands, member of the Advisory Board

•                  Nextrategy B.V., The Netherlands, member of the Advisory Board